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SEC FILE NUMBER
8-52670

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southwest Texas Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Granite Parkway, Suite 900
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
AUG 27 2008
Washington, DC 101

PROCESSED
SEP 05 2008
THOMSON REUTERS

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4

OATH OR AFFIRMATION

I, Charles Gallamore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Texas Capital, LLC, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LESLIE CAMPBELL
MY COMMISSION EXPIRES
June 25, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOUTHWEST TEXAS CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2008

Southwest Texas Capital, LLC

Contents

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Southwest Texas Capital, LLC

We have audited the accompanying statement of financial condition of Southwest Texas Capital, LLC as of June 30, 2008, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Texas Capital, LLC as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
August 25, 2008

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Financial Condition
June 30, 2008

ASSETS

Receivable from brokers-dealers and clearing organizations	$ 227,589
Other receivables	789
Property and equipment, net of accumulated depreciation of $41,613	44,524
Total Assets	$ 272,902

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Temporary bank overdraft	$ 8,871
Accounts payable and accrued liabilities	36,435
Commissions payable	70,991
Total liabilities	116,297
Member's equity	
Total member's equity	156,605
Total Liabilities and Member's Equity	$ 272,902

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Income
For the Year Ended June 30, 2008

Revenues	
Commission income	$2,340,446
Interest income	17,629
Other revenue	107,824
Dividend income	96
	2,465,995
Expenses	
Commissions and clearance paid to all other brokers	209,682
Salaries	458,383
Registered representatives compensation	1,078,692
Occupancy and equipment costs	240,375
Promotional expenses	8,533
Regulatory fees and expense	42,515
Other expenses	255,822
	2,294,002
Income (loss) before income tax	171,993
Provision for federal income taxes	-0-
Net income (loss)	$ 171,993

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2008

Balance at July 1, 2007	$ 191,479
Capital contributions	50,000
Capital withdrawals	(256,867)
Net income (loss)	171,993
Balance at June 30, 2008	$ 156,605

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2008

Balance, at July 1, 2007	$ -0-
Increases	-0-
Decreases	-0-
Balance, at June 30, 2008	$ -0-

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities	
Net income (loss)	$ 171,993
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	6,667
Change in assets and liabilities:	
Increase in receivable from brokers-dealers and clearing organizations	(32,392)
Decrease in other receivables	15,696
Increase in accounts payable and accrued liabilities	20,786
Increase in commissions payable	17,344
Increase in temporary bank overdraft	8,871
Net cash provided (used) by operating activities	208,965
Cash flows from investing activities	
Purchase of property and equipment	(16,436)
Net cash provided (used) by investing activities	(16,436)
Cash flows from financing activities	
Capital contributions	50,000
Capital distributions	(256,867)
Net cash provided (used) by financing activities	(206,867)
Net increase (decrease) in cash	(14,338)
Cash at beginning of year	14,338
Cash at end of year	$ -0-

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Southwest Texas Capital, LLC, (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii). The Company operates as a Texas Limited Liability Company (LLC) and has a sole member, Southwest Texas Capital, Inc. (the "Parent"). Its member has limited personal liability for the obligations or debts of the entity. The Company was incorporated on May 18, 2000 and became effective with the Financial Industry Regulatory Authority ("FINRA") on October 1, 2000. The Company's customers are located throughout the United States.

Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Property and equipment are recorded at cost and consist of furniture and office equipment. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of 3 to 5 years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2008, the Company had net capital of approximately $111,292 and net capital requirements of $7,757. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to members can be made under a capital distribution policy approved by the Company's sole director.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation is as follows:

	Cost	Accumulated Depreciation	Net
Property and equipment	$ 86,137	$ 41,613	$ 44,524

Depreciation expense for the period ended June 30, 2008 was $6,667 and is shown in other expenses.

Note 5 - Income Taxes

The Company is a single member limited liability company and as such is consolidated for income tax purposes with its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent.

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 60,199
Benefit from utilization of net operating loss carryforward of $177,058	(60,199)
Provision for federal income taxes	$ -0-

The following reflects the change in deferred tax benefit:

Note 5 - Income Taxes, continued

	Deferred Tax Asset June 30, 2007	Current Period Changes	Deferred Tax Asset June 30, 2008
Federal	$ 60,199	$ (60,199)	$ -0-
Valuation allowance	(60,199)	60,199	-0-
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Note 6 - Related Party Transactions/Economic Dependency

The Company and various affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

The Company occupies office space that is under a lease agreement in the name of its Parent. The Company made payments of $125,793 directly to the landlord and receives reimbursements of $72,875 from various related entities on a sporadic basis. These amounts are netted and included in occupancy and equipment costs. The Parent's lease expires in October of 2009.

During the year ended June 30, 2008, the Company made periodic advances totaling $256,867 to a major shareholder of the Parent company. On December 31, 2007 the Company through its sole director recharacterized these advances as a distribution (withdrawal) of capital.

The Company earned $66,300 from related parties during the year ended June 30, 2008.

Note 7 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Commitment and Contingencies, continued

During the course of a FINRA exam the Company was notified that its minimum net requirement was $100,000 due to certain sales practices. The Company disputes this requirement and is in the process of resolving this matter. If the net capital requirement was $100,000 throughout the year, the Company's net capital would have been below the required minimum at various times.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2008

Schedule I

SOUTHWEST TEXAS CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 156,605
Total capital and allowable subordinated liabilities		156,605
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 789	
Property and equipment	44,524	(45,313)
Net capital before haircuts on securities positions		111,292
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		-0-
Net capital		$ 111,292

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Temporary bank overdraft	$ 8,871
Accounts payable and accrued liabilities	36,435
Commissions payable	70,991
Total aggregate indebtedness	$ 116,297

Schedule I (continued)

SOUTHWEST TEXAS CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,757
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 7,757
Net capital in excess of required minimum	$ 103,535
Excess net capital at 1000%	$ 99,662
Ratio: Aggregate indebtedness to net capital	1.04 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

SOUTHWEST TEXAS CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: First Southwest Company
National Financial Services, L.L.C.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended June 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Southwest Texas Capital, LLC

In planning and performing our audit of the financial statements and supplemental information of Southwest Texas Capital, LLC (the "Company"), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we did note that during the course of a FINRA exam the Company was notified that its minimum net requirement was $100,000 due to certain sales practices. The Company disputes this requirement and is in the process of resolving this matter. If the net capital requirement was $100,000 throughout the year the Company's net capital would have been below the required minimum at various times.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 25, 2008

END